Exhibit 99.1

1602 Riverview Road
Chattanooga, TN 37405

February 3, 2010

Rodger B. Holley
Chairman, President and CEO
First Security Group, Inc.
FSGBank, N.A.
531 Broad Street
Chattanooga, TN  37402

Dear Rodger,

Effective immediately I resign my position as a member of the Board of Directors of First Security Group and FSGBank.  The economic environment surrounding the business of my full time responsibilities at Mohawk Industries dictates that I dedicate my complete attention to that work.

I hold the Bank and its Board in greatest admiration for the commitment and dedication of each individual and will miss the time we spent together.  I depart with no disagreements with you or the Board.  I wish every success in the years ahead.

Sincerely,

/s/ William B. Kilbride
William B. Kilbride